Sehrish Siddiqui phone: (901) 543-5979 fax: (877) 521-2816 e-mail: ssiddiqui@bassberry.com	The Tower at Peabody Place 100 Peabody Place, Suite 900 Memphis, TN 38103-3672 (901) 543-5900
March 28, 2011
Via EDGAR and FedEx
Kevin Rupert
Division of Investment Management, Examiner
U.S. Securities & Exchange Commission
Mailstop 4710
100 F Street, NE
Washington, DC 20549-4720
Dear Kevin:
     On behalf of Triangle Capital Corporation (“Triangle” or the “Company”), and in response to oral comments received from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on March 18, 2011 and March 21, 2011 (collectively, the “Comments”) relating to the Company’s Preliminary Proxy Statement (the “Proxy”) filed on Schedule 14A on March 11, 2011, we submit this letter containing the Company’s responses to the Staff’s Comments.
COMMENTS AND RESPONSES
1.	Comment: Please confirm that Triangle will respond to the Comments by filing a written response letter via EDGAR, complete with a “Tandy Letter” representation.

Response: The Company hereby confirms that it will comply with the Staff’s requests regarding filing procedures.

2.	Comment: Please confirm that the Company does not intend to sell shares of the Company’s common stock below net asset value when the shares are trading at a premium.

Response: In response to the Staff’s comment, the Company confirms that it does not generally intend to sell shares of its common stock at a price below net asset value when its shares are trading at a premium. However, the Company may, in certain situations, sell shares of common stock at a price below its net asset value even when the shares are trading at a premium. An example of this situation would be where the Company’s shares are trading at a marginal premium and, due to typical market discounts and underwriting expenses, the market price at which the Company would be able to sell the common stock would be less than net asset value, so the Company may decide to sell its shares below net asset value.

3.	Comment: Please state that the proposal to sell the Shares below net asset value is valid only until the earlier of the 2012 Annual Meeting of Stockholders or one year from the date that this proposal is approved. If this has already been included, please specify the section where this statement may be found.

Response: The Company respectfully refers the Staff to the first paragraph of Proposal No. 2, titled “APPROVAL TO SELL SHARES OF COMMON STOCK BELOW NET ASSET VALUE (BOOK VALUE)” for the requested disclosure.

March 21, 2011

4.	Comment: Please state that during fiscal year 2010, while the Company had the authority to sell Shares below net asset value, it did not do so.

Response: In response to the Staff’s comment, the Company has added the requested disclosure in the penultimate paragraph under the section titled “Reasons to Offer Common Stock Below Net Asset Value.”

In response to the request contained in the Staff’s Comments, the Company hereby acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filings with the Commission;

2.	The Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filings; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please do not hesitate to contact me at 901-543-5979 if you have any questions or further comments. Thank you in advance for your prompt attention to this matter.
Sincerely,
/s/ Sehrish Siddiqui
Sehrish Siddiqui

cc:	Steven C. Lilly (via email) C. Robert Knox, Jr. (via email) John A. Good, Esq. (via email) Helen W. Brown, Esq. (via email)